John Nilsson P.Eng.
Nilsson Mine Services Ltd.
20263 Mountain Place
Pitt Meadows, B.C.
V3Y 2T9

Telephone: 604 465 0703
Email: jnilsson@shaw.ca

CERTIFICATE of AUTHOR

I, John Nilsson P.Eng., do hereby certify that:

1. I am President of:

   Nilsson Mine Services Ltd.
   20263 Mountain Place
   Pitt Meadows, British Columbia
   V3Y 2T9

2. I graduated with a Bachelors degree in Geology from the Queen's University in 1977. In addition, I have obtained a Masters degree in Mining Engineering from the Queen's University in 1990.

3. I am a member of the Association of Profession Engineers of British Columbia.

4. I have worked as a geologist and mining engineer for a total of 31 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the all sections of the report excluding portions of the financial aspects of Section 23.0 of the report entitled: "Technical Report for the Tenke Fungurume Project, Katanga Province, Democratic Republic of Congo" (the "Technical Report") dated 31 March 2009.

7. I have had prior involvement with the property that is the subject of the Technical Report participating in the preparation of earlier technical reports on the project. I visited the site of the Tenke Fungurume deposit February 16 to February 18, 2006 and January 26 to January 30, 2009.

8. As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of the issuer applying all the tests in section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 31st Day of March, 2009.


PROFESSIONAL
PROVINCE
OF
J. W. NILSSON
BRITISH
COLUMBIA
ENGINEER

John Nilsson, P.Eng.